SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. ____)*
Energy Recovery, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
29270J 10 0
(CUSIP Number)
December 31, 2008
Date of Event which Requires Filing of This Statement
Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐ RULE 13d-1(b)
☐ RULE 13d-1(c)
☑ RULE 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29270J 10 0	13G	PAGE	2	OF	8 PAGES

1	NAME OF REPORTING PERSON Arvarius AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,026,533

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

10,026,533

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,026,533

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.3%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	29270J 10 0	13G	PAGE	3	OF	8 PAGES

1	NAME OF REPORTING PERSON Marius Skaugen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,641,103

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

10,641,103

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,641,103

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.5%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	29270J 10 0	13G	PAGE	4	OF	8 PAGES

1	NAME OF REPORTING PERSON Lafite AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		307,285

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

307,285

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

307,285

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.6%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	29270J 10 0	13G	PAGE	5	OF	8 PAGES

1	NAME OF REPORTING PERSON Mouton AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		307,285

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

307,285

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

307,285

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.6%

12	TYPE OF REPORTING PERSON

CO

CUSIP NO. 29270J 10 0	13G	PAGE 6 OF 8 PAGES
ITEM 1(a)  NAME OF ISSUER:
 Energy Recovery, Inc.
ITEM 1(b)  ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
 1908 Doolittle Drive, San Leandro, California 94577
ITEM 2(a)  NAME OF PERSON FILING:
 Arvarius AS; Marius Skaugen; Lafite AS; and Mouton AS.
ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
 Parkv.57 c/o B. Skaugen AS 0256, Oslo, Norway.
ITEM 2(c)  CITIZENSHIP:
 Norway
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
 Common Shares
ITEM 2(e)  CUSIP NUMBER:
 29270J 10 0
ITEM 3      IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON
                    FILING IS A:

                    Not applicable.
ITEM 4      OWNERSHIP:
 For Arvarius AS:
 (a) Amount beneficially owned: 10,026,533
 (b) Percent of class: 19.3%
 (c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 10,026,533
(iii) sole power to dispose or to direct the disposition: -0-
(iv) shared power to dispose or to direct the disposition: 10,026,533
 For Marius Skaugen:
 (a) Amount beneficially owned: 10,641,103
 (b) Percent of class: 20.5%
 (c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 10,641,103
(iii) sole power to dispose or to direct the disposition: -0-
(iv) shared power to dispose or to direct the disposition: 10,641,103
 For Lafite AS:
 (a) Amount beneficially owned: 307,285
 (b) Percent of class: 0.6%
 (c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 307,285
(iii) sole power to dispose or to direct the disposition: -0-
(iv) shared power to dispose or to direct the disposition: 307,285

CUSIP NO. 29270J 10 0	13G	PAGE 7 OF 8 PAGES
 For Mouton AS:
 (a) Amount beneficially owned: 307,285
 (b) Percent of class: 0.6%
 (c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: -0-
(ii) shared power to vote or to direct the vote: 307,285
(iii) sole power to dispose or to direct the disposition: -0-
(iv) shared power to dispose or to direct the disposition: 307,285
Marius Skaugen is a controlling stockholder of Arvarius AS, Lafite AS, and Mouton AS. Shares reported above as beneficially owned by Arvarius SA and Marius Skaugen include shares that may be acquired upon exercise of warrants, issued to Arvarius AS, to purchase 1,904,122 common shares that are presently exercisable in full.
ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
 Not applicable.
ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
 Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
 Not applicable.
ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
 Not applicable.
ITEM 9       NOTICE OF DISSOLUTION OF GROUP
 Not applicable.
ITEM 10     CERTIFICATION
 Not applicable.
SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2009

Arvarius SA
Signature:	/s/ Marius Skaugen
Name/Title: Marius Skaugen, Director

Signature:	/s/ Marius Skaugen

Name/Title: Marius Skaugen, individually

Lafite SA
Signature:	/s/ Marius Skaugen

Name/Title: Marius Skaugen, Director

Mouton SA
Signature:	/s/ Marius Skaugen

Name/Title: Marius Skaugen, Director

CUSIP NO. 29270J 10 0	13G	PAGE 8 OF 8 PAGES
JOINT FILING AGREEMENT
     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Date: February 2, 2009

Arvarius SA
Signature:	/s/ Marius Skaugen
Name/Title: Marius Skaugen, Director

Signature:	/s/ Marius Skaugen

Name/Title: Marius Skaugen, individually

Lafite SA
Signature:	/s/ Marius Skaugen

Name/Title: Marius Skaugen, Director

Mouton SA
Signature:	/s/ Marius Skaugen

Name/Title: Marius Skaugen, Director